LONCOR GOLD INC.

4120 Yonge Street, Suite 304

Toronto, Ontario

M2P 2B8, Canada

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF

LONCOR GOLD INC. FOR USE AT THE SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD ON DECEMBER 11, 2025

The undersigned shareholder(s) of LONCOR GOLD INC. (the "Corporation") hereby appoint(s) in respect of all of his, her or its shares of the Corporation, Donat K. Madilo, Chief Financial Officer of the Corporation, or failing him, Geoffrey G. Farr, Corporate Secretary of the Corporation, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the special meeting (the "Meeting") of shareholders of the Corporation to be held on the 11th day of December, 2025, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1. VOTE FOR ☐ AGAINST ☐ the special resolution, the full text of which is set forth in Appendix "A" to the management information circular of the Corporation dated November 10, 2025 (the "Information Circular"), approving, among other things, a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) involving the Corporation and Chengtun Gold Ontario Inc. (the "Purchaser"), pursuant to which the Purchaser will, among other things, acquire all of the issued and outstanding common shares of the Corporation for cash consideration of Cdn$1.38 per share, all as more particularly described in the Information Circular.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the                      day of                                            , 2025.

Signature of Shareholder(s)

Print Name

(see notes on the back of this page)

NOTES:

(1) The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized.  If the proxy is not dated, it will be deemed to bear the date on which it was mailed.  The proxy ceases to be valid one year from its date.

(2) Where a choice with respect to any matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted in accordance with the specifications so made.  The shares represented by the form of proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for.

(3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O TSX TRUST COMPANY, 301 - 100 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 11:00 A.M. (TORONTO TIME) ON THE 9TH DAY OF DECEMBER, 2025 OR IF ADJOURNED OR POSTPONED AT LEAST 48 HOURS, EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS, BEFORE THE TIME OF THE MEETING.  THE TIME LIMIT FOR DEPOSIT OF PROXIES MAY BE WAIVED OR EXTENDED BY THE CHAIR OF THE MEETING AT HIS OR HER DISCRETION, WITHOUT NOTICE.

(4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(5) If your address as shown is incorrect, please give your correct address when returning the proxy.